UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 3)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Intercept Pharmaceuticals, Inc.
(Name of Subject Company)

Intercept Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
45845P108
(CUSIP Number of Class of Securities)
Jerome Durso
President and Chief Executive Officer
305 Madison Avenue
Morristown, NJ 07960
(646) 747-1000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Graham Robinson
Laura Knoll
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2023, relating to the tender offer by Interstellar Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”), to purchase all of the issued and outstanding shares of Intercept common stock, par value $0.001 per share (the “Shares”), for $19.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time), which, together with the Offer to Purchase, constitute the “Offer.”
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:
1. By adding the bold text to the below paragraph under “Interests of Intercept Executive Officers and Directors — Future Employee Arrangements” on page 9:
“It is possible that continuing Intercept employees, including the executive officers, will enter into new compensation arrangements with Alfasigma or its affiliates. Such arrangements may include agreements regarding future terms of employment, compensation or benefits. ~~As of the date of this Schedule 14D-9, no~~ Prior to signing, there was no discussion regarding post-closing employment or compensation arrangements between ~~such persons~~ Intercept employees, including executive officers, and Alfasigma ~~and/~~or its affiliates, and no such arrangements have been established.”
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
1. By adding the bold text to the below paragraph under “Background of the Offer and the Merger” in the eighth full paragraph on page 13 as follows:
“Between July 5 and July 25, 2023, Centerview and Barclays contacted 18 potential counterparties (all of which were strategic buyers) at the direction of Intercept management to assess their interest in a potential strategic transaction involving Intercept. The 18 counterparties were reviewed by the Intercept Board at its meetings previously and were viewed as most likely to be interested in such a potential transaction. 7 of the 18 parties expressed interest in engaging in further discussions, including Alfasigma, Parties A, B, D, E, F and G (collectively, the “Interested Parties”). The remaining 11 parties declined interest.”
2. By adding the bold text to the below paragraph under “Background of the Offer and the Merger” in the thirteenth full paragraph on page 13 as follows:
“On July 28, 2023, the Intercept Board held a meeting, also attended by Intercept management and representatives from Barclays and Centerview. At this meeting, representatives from Intercept management, Barclays and Centerview provided an update regarding developments with respect to discussions of a potential transaction. At this meeting, Mr. Gino Santini also disclosed to the Intercept Board that he was being considered for a director seat at the Alfasigma Board.”
3. By adding the bold text to the below paragraph under “Background of the Offer and the Merger” in the third and fourth full paragraphs on page 14 as follows:

“On August 9, 2023, the Intercept Board executed a unanimous written consent to approve the new members of the Business Development Committee of the Intercept Board (the “Business Development Committee”), consisting of Ms. Nancy Miller-Rich, Dr. Srinivas Akkaraju, Mr. Daniel Bradbury, Ms. Dagmar Rosa-Bjorkeson and Mr. Glenn Sblendorio, all of whom were disinterested independent directors, for the purpose of facilitating the efficient involvement of the Intercept Board in the review, evaluation and negotiation of a potential strategic transaction involving Intercept. The Intercept Board did not delegate to the Business Development Committee any authority to approve any potential transaction or make any recommendation to Intercept’s stockholders. Members of the Intercept Board serving on the Business Development Committee did not receive any compensation in connection with their service on the committee. The Business Development Committee had been used from time to time in the past by the Intercept Board for the purpose of facilitating the Intercept Board’s consideration of strategic opportunities, such as partnership, collaboration, licensing or other strategic transactions. The Business Development Committee has not been disbanded after the execution of the Merger Agreement and announcement of the Transactions.
“On August 10, 2023, the Business Development Committee held a meeting, also attended by other members of the Intercept Board, Intercept management and representatives from Barclays and Centerview. Representatives from Intercept management provided an update regarding developments with respect to discussions of a potential transaction. Intercept management then provided the Business Development Committee with preliminary financial projections based on a range of potential scenarios, reflecting different assumptions around key risks and opportunities facing Intercept, including the market conditions for Ocaliva for PBC, the potential competition from existing therapies and companies developing therapies to treat PBC and the probability of success for the Combination Product currently being developed. For a description of the financial projections presented at this meeting, which are referred to as the August Projections, please see the section entitled “— Certain Financial Projections.” The Business Development Committee discussed the potential risks and opportunities associated with the different scenarios. Representatives of Barclays and Centerview also presented preliminary financial analyses based on the different scenarios provided by Intercept management. The Business Development Committee instructed management to continue to develop the financial projections of Intercept on a stand-alone basis.”
4. By adding the bold text to the below paragraph under “Background of the Offer and the Merger” in the sixth full paragraph on page 14 as follows:
“On August 15, 2023, Intercept received non-binding proposals from the other four parties that received the process letters. Alfasigma proposed an acquisition of all outstanding common stock of Intercept for $16.75 per share in cash. Party A and Party D proposed an acquisition of all outstanding common stock of Intercept for $14.00 and $14.50 per share in cash, respectively. Party E proposed an acquisition of all outstanding common stock of Intercept for $12.00 per share in cash, plus one contingent value right of $2.00 per share payable upon the FDA approval of the Combination Product in any indication on or before December 31, 2028, plus one additional contingent value right of $2.00 per share payable if the Combination Product achieves greater than $300 million in net sales during a single calendar year in any of the three calendar years subsequent to its approval and occurring on or before December 31, 2031. None of these proposals, nor any subsequent proposal received by Intercept mentioned management retention or the participation in the equity of the surviving corporation after the proposed transaction.”
5. By adding the bold text to the below paragraph under “Certain Financial Projections — August Projections” between the first and second full paragraphs on page 27 as follows:
“In August 2023, Intercept management prepared certain non-public, unaudited prospective financial information for fiscal years 2023 through 2042 (the “August Projections”), based on a range of potential scenarios, reflecting different assumptions around key risks and opportunities facing Intercept, including the market conditions for Ocaliva for PBC, the potential competition from existing therapies and companies developing therapies to treat PBC and the probability of success for the Combination Product. The different scenarios are described below as Cases A through D, reflecting, in that order, various downward adjustments of the assumptions around the key risks and opportunities mentioned above.
“Case A assumed (i) the number of patients receiving second-line treatment for PBC would increase by 2.6 times from 2023 to 2031, (ii) expected near-term competitive entrants would take 22% of the PBC market share by 2026 and 34% by 2031, and (iii) 70% probability of success for the Combination Product.
“Case B assumed (i) the number of patients receiving second-line treatment for PBC would increase by 2 times from 2023 to 2031, (ii) expected near-term competitive entrants would take 25% of the PBC market share by 2026 and 39% by 2031, and (iii) 70% probability of success for the Combination Product.
“Case C assumed (i) the number of patients receiving second-line treatment for PBC would increase by 2 times from 2023 to 2031, (ii) expected near-term competitive entrants would take 28% of the PBC market share by 2026 and 44% by 2031, and (iii) 60% probability of success for the Combination Product.
“Case D assumed (i) the number of patients receiving second-line treatment for PBC would increase by 2 times from 2023 to 2031, (ii) expected near-term competitive entrants would take 28% of the PBC market share by 2026 and 67% by 2031, and (iii) 0% probability of success for the Combination Product.
“The August Projections assumed a 21% tax rate. The values presented in the tables below do not take into account the effect of net operating loss usage, which was calculated separately.”
6. By adding the bold rows to the below charts titled “Case A (Risk-Adjusted),” “Case B (Risk-Adjusted),” “Case C (Risk-Adjusted)” and “Case D (Risk-Adjusted)” under “Certain Financial Projections — August Projections” on pages 27-29 as follows:
Case A (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$355	$363	$423	$386	$388	$385	$415	$434	$332
Total Gross Profit	$331	$353	$360	$420	$383	$384	$377	$399	$413	$312
R&D Expense	$(138)	$(97)	$(78)	$(75)	$(77)	$(56)	$(57)	$(52)	$(35)	$(17)
SG&A Expense	$(241)	$(146)	$(142)	$(152)	$(161)	$(164)	$(158)	$(148)	$(144)	$(97)
Operating Income	$(48)	$109	$141	$193	$145	$164	$161	$200	$234	$197
NOPAT	$(48)	$86	$111	$152	$115	$130	$127	$158	$185	$155
Less: Capital Expenditures	$(1)(1)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)
Less: Change in NWC	$4(1)	$(15)	$0	$(9)	$6	$(1)	$(4)	$(10)	$(7)	$13
Plus: Depreciation	$1(1)	$2	$2	$2	$2	$2	$2	$2	$2	$2
Unlevered Free Cash Flow	$9(1)	$72	$111	$144	$120	$129	$123	$147	$177	$168

	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$336	$343	$351	$359	$368	$377	$386	$85	$69	$62
Total Gross Profit	$315	$321	$328	$336	$344	$352	$361	$80	$65	$59
R&D Expense	$(9)	$(4)	$(2)	$(1)	$(1)	$0	$0	$0	$0	$0
SG&A Expense	$(99)	$(101)	$(103)	$(106)	$(109)	$(111)	$(114)	$(25)	$(20)	$(18)
Operating Income	$207	$216	$223	$229	$235	$241	$247	$55	$45	$41
NOPAT	$164	$171	$176	$181	$185	$190	$195	$44	$36	$32
Less: Capital Expenditures	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$0	$0	$0
Less: Change in NWC	$(1)	$(1)	$(2)	$(2)	$(2)	$(2)	$(2)	$56	$3	$1
Plus: Depreciation	$2	$2	$2	$2	$2	$2	$2	$0	$0	$0
Unlevered Free Cash Flow	$163	$169	$174	$179	$184	$188	$193	$100	$39	$33

(1)
Represents 4Q’23.

Case B (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$352	$352	$401	$350	$333	$312	$315	$309	$246
Total Gross Profit	$331	$349	$350	$399	$347	$331	$306	$303	$293	$230
R&D Expense	$(138)	$(97)	$(78)	$(75)	$(77)	$(56)	$(57)	$(52)	$(35)	$(17)
SG&A Expense	$(241)	$(146)	$(142)	$(152)	$(153)	$(152)	$(142)	$(130)	$(124)	$(85)
Operating Income	$(48)	$106	$130	$172	$117	$123	$106	$121	$134	$128
NOPAT	$(48)	$84	$103	$136	$93	$97	$84	$95	$106	$101
Less: Capital Expenditures	$(1)(1)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)
Less: Change in NWC	$4(1)	$(14)	$1	$(7)	$8	$2	$(1)	$(5)	$(3)	$8
Plus: Depreciation	$1(1)	$2	$2	$2	$2	$2	$2	$2	$1	$1
Unlevered Free Cash Flow	$9(1)	$69	$104	$128	$100	$99	$82	$90	$103	$109
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$249	$255	$261	$267	$274	$281	$288	$63	$51	$46
Total Gross Profit	$233	$239	$244	$250	$256	$263	$270	$59	$48	$43
R&D Expense	$(9)	$(4)	$(2)	$(1)	$(1)	$0	$0	$0	$0	$0
SG&A Expense	$(86)	$(88)	$(90)	$(93)	$(95)	$(98)	$(100)	$(22)	$(17)	$(16)
Operating Income	$139	$146	$152	$156	$161	$165	$169	$37	$30	$27
NOPAT	$109	$115	$120	$123	$127	$130	$134	$30	$24	$22
Less: Capital Expenditures	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$0	$0	$0

	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Less: Change in NWC	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$42	$2	$1
Plus: Depreciation	$1	$1	$1	$1	$1	$1	$1	$0	$0	$0
Unlevered Free Cash Flow	$108	$114	$118	$122	$125	$128	$132	$71	$26	$22

(1)
Represents 4Q’23.

Case C (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$348	$342	$384	$326	$304	$272	$261	$248	$194
Total Gross Profit	$331	$346	$339	$381	$324	$302	$266	$252	$236	$182
R&D Expense	$(138)	$(97)	$(78)	$(75)	$(77)	$(48)	$(49)	$(44)	$(30)	$(15)
SG&A Expense	$(241)	$(146)	$(142)	$(152)	$(147)	$(145)	$(133)	$(121)	$(114)	$(71)
Operating Income	$(48)	$102	$120	$154	$100	$109	$84	$87	$92	$96
NOPAT	$(48)	$81	$95	$122	$79	$86	$66	$68	$73	$76
Less: Capital Expenditures	$(1)(1)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)
Less: Change in NWC	$4(1)	$(14)	$2	$(6)	$8	$2	$(1)	$(4)	$(2)	$7
Plus: Depreciation	$1(1)	$2	$2	$2	$2	$2	$1	$1	$1	$1
Unlevered Free Cash Flow	$9(1)	$67	$96	$116	$87	$88	$65	$63	$69	$82
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$196	$200	$205	$210	$215	$221	$226	$50	$40	$36
Total Gross Profit	$184	$188	$192	$196	$201	$206	$211	$47	$38	$34
R&D Expense	$(7)	$(4)	$(2)	$(1)	$0	$0	$0	$0	$0	$0
SG&A Expense	$(72)	$(74)	$(75)	$(77)	$(79)	$(81)	$(84)	$(18)	$(15)	$(13)
Operating Income	$104	$110	$115	$118	$121	$124	$128	$29	$23	$21
NOPAT	$82	$87	$90	$93	$96	$98	$101	$23	$18	$17
Less: Capital Expenditures	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$0	$0	$0
Less: Change in NWC	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$38	$2	$1
Plus: Depreciation	$1	$1	$1	$1	$1	$1	$1	$0	$0	$0
Unlevered Free Cash Flow	$81	$85	$89	$91	$94	$96	$99	$61	$20	$17

(1)
Represents 4Q’23.

Case D (Risk-Adjusted)
(Amounts in Millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Revenue	$333	$348	$342	$384	$326	$313	$259	$219	$167	$33
Total Gross Profit	$331	$346	$339	$381	$324	$311	$257	$217	$166	$33
R&D Expense	$(138)	$(97)	$(78)	$(75)	$(77)	$(10)	$(10)	$(10)	$(10)	—
SG&A Expense	$(241)	$(146)	$(142)	$(152)	$(147)	$(147)	$(130)	$(113)	$(101)	$(20)
Operating Income	$(48)	$102	$120	$154	$100	$154	$117	$94	$55	$13
NOPAT	$(48)	$81	$95	$122	$79	$122	$92	$74	$44	$10
Less: Capital Expenditures	$(1)(1)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$(2)	$0
Less: Change in NWC	$4(1)	$(14)	$2	$(6)	$8	$2	$7	$5	$7	$17
Plus: Depreciation	$1(1)	$2	$2	$2	$2	$2	$1	$1	$1	$0
Unlevered Free Cash Flow	$9(1)	$67	$96	$116	$87	$123	$98	$78	$49	$27
	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Total Revenue	$27	$24	$22	$20	$18	$16	$14	$13	$12	$10
Total Gross Profit	$27	$24	$22	$19	$17	$16	$14	$13	$11	$10
R&D Expense	—	—	—	—	—	—	—	—	—	—
SG&A Expense	$(15)	$(12)	$(10)	$(9)	$(8)	$(7)	$(6)	$(6)	$(5)	$(5)
Operating Income	$12	$12	$12	$11	$9	$9	$8	$7	$6	$6
NOPAT	$9	$9	$9	$8	$8	$7	$6	$5	$5	$4
Less: Capital Expenditures	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Less: Change in NWC	$1	$0	$0	$0	$0	$0	$0	$0	$0	$0
Plus: Depreciation	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Unlevered Free Cash Flow	$10	$9	$9	$8	$8	$7	$6	$6	$5	$4

(1)
Represents 4Q’23.

7. By adding the bold text to the below paragraph under “Certain Financial Projections — September Projections” in the first full paragraph on page 29 as follows:
“As described in the section entitled “— Background of the Offer and the Merger,” in late August and early September 2023, at the direction of the Intercept Board, Intercept management prepared certain updated non-public, unaudited prospective financial information for fiscal years 2023 through 2042 (the “September Projections”). The September Projections reflected updated treatment rate growth assumptions for PBC and new patient share assumptions of Ocaliva and the Combination Product, which reflected management’s latest view of the market and the regulatory risks facing Intercept’s business.
“The September Projections assumed (i) the number of patients receiving second-line treatment for PBC would increase by 2 times from 2023 to 2031, (ii) expected near-term competitive entrants would take 20% of the PBC market share by 2026 and 39% by 2031, and (iii) 70% probability of success for the Combination Product.”

8. By deleting the struck through text and adding the bold text to the below paragraph under “Opinion of Intercept’s Financial Advisors — Opinion of Barclays — Selected Comparable Company Analysis” in the third full paragraph on page 33 as follows:
“Barclays selected the comparable companies listed above because, among other reasons, they are publicly traded commercial stage biopharmaceutical companies with similarities in one or more business or operating characteristics with Intercept. However, because of the inherent differences between the business, operations and prospects of Intercept and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Intercept and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Intercept and the companies included in the selected company analysis. Based upon these judgments, Barclays selected a range of 1.25x to 2.00x for Intercept and applied such range to Intercept management’s estimated calendar year 2025 revenue of $348 million, adding to it Intercept’s estimated net cash balance of $74 million as of September 30, 2023, as provided by Intercept management, and dividing by the number of fully-diluted outstanding shares of Intercept common stock ~~(determined using the~~ calculated on a treasury stock method ~~and~~ basis (taking into account (i) approximately 41.8 million basic shares outstanding, (ii) approximately 2.4 million outstanding ~~in the money~~ options~~,~~ with a weighted average exercise price of $36.26, (iii) approximately 2.0 million unvested restricted stock units, (iv) approximately 0.5 million performance stock units and (v) shares issuable upon ~~the~~ conversion of the convertible notes, if applicable) as of September 25, 2023, to calculate a range of implied values per share of Intercept common stock. Barclays’ selected comparable company analysis yielded a reference equity value range for Intercept common stock of $11.50 to $17.25 per share, rounded to the nearest $0.25.”
9. By adding the column and endnote in bold below to the chart in “Opinion of Intercept’s Financial Advisors — Opinion of Barclays — Selected Precedent Transaction Analysis” on page 34 as follows:
Acquiror / Target	Announcement Date	Transaction Value ($mm)(1)	EV/2Y Fwd Revenue
Gurnet Point Capital and Novo Holdings A/S / Paratek Pharmaceuticals, Inc.	June 2023	392	1.8x
Chiesi Farmaceutici S.p.A / Amryt Pharma Plc	January 2023	1,252	3.0x
Alcon AG / Aerie Pharmaceuticals, Inc.	August 2022	902	4.3x
Innoviva, Inc. / La Jolla Pharmaceutical Company	July 2022	149	2.1x
Gurnet Point Capital and Patient Square Capital / Radius Health, Inc	June 2022	840	3.0x
Collegium Pharmaceutical, Inc. / BioDelivery Sciences International, Inc.	February 2022	550	2.1x
Supernus Pharmaceuticals, Inc. / Adamas Pharmaceuticals, Inc.	October 2021	432	3.3x
Pacira BioSciences, Inc. / Flexion Therapeutics, Inc.	October 2021	588	2.7x
Covis Group S.à r.l. / AMAG Pharmaceuticals, Inc.	October 2020	647	2.8x
Median			2.8x

(1)
Based on upfront transaction value, excluding additional contingent consideration.

10. By deleting the struck through text and adding the bold text to the paragraph in “Opinion of Intercept’s Financial Advisors — Opinion of Barclays — Selected Precedent Transaction Analysis” in the fifth full paragraph on page 34 as follows:

“The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Intercept and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Transactions which would affect the acquisition values of the selected target companies and Intercept. Based upon these judgments, Barclays selected a range of 1.75x to 2.75x for Intercept and applied such range to Intercept management’s estimated two-year forward revenue of $348 million, and adding to it Intercept’s estimated net cash balance of $74 million as of September 30, 2023, as provided by Intercept management, and dividing by the number of fully-diluted outstanding shares of Intercept common stock ~~(determined using the~~ calculated on a treasury stock method ~~and~~ basis (taking into account (i) approximately 41.8 million basic shares outstanding, (ii) approximately 2.4 million outstanding ~~in the money~~ options~~,~~ with a weighted average exercise price of $36.26, (iii) approximately 2.0 million unvested restricted stock units, (iv) approximately 0.5 million performance stock units~~,~~ and (v) shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023, to calculate a range of implied values per share of Intercept common stock. Barclays’ selected precedent transactions analysis yielded a reference equity value range for Intercept common stock of $15.50 to $22.50 per share, rounded to the nearest $0.25.”
11. By adding the bold text to the paragraph under “Opinion of Intercept’s Financial Advisors —  Opinion of Barclays — Discounted Cash Flow Analysis” in the second full paragraph on page 35 as follows:
“To calculate the estimated enterprise value of Intercept using the discounted cash flow method, Barclays added (i) Intercept’s projected after-tax unlevered free cash flows for the fourth quarter of 2023 and fiscal years 2024 through 2042 based on the September Projections to (ii) the “terminal value” of Intercept as of December 31, 2042, and discounted such amount to its present value as of September 30, 2023, using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the net operating profit after tax and subtracting capital expenditures, adding depreciation and adjusting for changes in working capital. The residual value of Intercept at the end of the forecast period, or “terminal value,” was estimated by assuming that (as directed by Intercept management) Intercept’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 40% year over year and applying such rate of decline to the September Projections. The range of after-tax discount rates of 10.5% to 12.5% was selected based on an analysis of the weighted average cost of capital of Intercept and the comparable companies, which were derived by application of the Capital Asset Pricing Model and took into account certain metrics including, among other things, the unlevered beta of Intercept and the comparable companies, market risk premium, current market cost of debt and U.S. Federal corporate marginal tax rate. Barclays then calculated a range of implied prices per share of Intercept common stock by adding the estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, as provided by Intercept management, to the estimated enterprise value using the discounted cash flow method, taking into account tax savings from usage of Intercept’s federal net operating losses of $303 million as of December 31, 2022 and future losses, as provided by Intercept management, and dividing such amount by the fully diluted number of shares of Intercept common stock calculated on a treasury stock method basis (taking into account (i) approximately 41.8 million basic shares outstanding, (ii) approximately 2.4 million outstanding ~~in the money~~ options~~,~~ with a weighted average exercise price of $36.26, (iii) approximately 2.0 million unvested restricted stock units, (iv) approximately 0.5 million performance stock units and (v) shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023. Barclays’ discounted cash flow analysis yielded a reference equity value range for Intercept common stock of $17.50 to $19.25 per share, rounded to the nearest $0.25.”
12. By adding the bold text to the paragraph under “Opinion of Intercept’s Financial Advisors — Opinion of Barclays — General” in the third full paragraph on page 36 as follows:

“Barclays is acting as financial advisor to Intercept in connection with the Transactions. As compensation for its services in connection with the Transactions, Intercept paid Barclays $1,000,000 upon the delivery of Barclays’ opinion, which was not contingent upon the conclusion of Barclays’ opinion or the consummation of the Transactions. Additional compensation of approximately $15,800,000 will be payable on completion of the Transactions. In addition, Intercept has agreed to reimburse Barclays for expenses incurred in connection with the Transactions and to indemnify Barclays for certain liabilities that may arise out of its engagement by Intercept and the rendering of Barclays’ opinion. Barclays has not received investment banking fees from either Intercept or Alfasigma in the past two years; however, Barclays expects to perform investment banking services in the future and expects to receive customary fees for such services.”
13. By deleting the struck through text and adding the bold text in the paragraph under “Opinion of Intercept’s Financial Advisors — Opinion of Centerview — Selected Public Company Analysis” in the first full paragraph on page 40 as follows:
“Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2025E Revenue Trading Multiples of 1.25x to 2.00x to apply to Intercept’s estimated calendar year 2025 revenue as set forth in the September Projections. In selecting this range of EV/2025E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of Intercept and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2025E Revenue Trading Multiples to Intercept’s estimated calendar year 2025 revenue of $348 million, as set forth in the September Projections, and adding to it Intercept’s estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding shares of Intercept common stock ~~(determined using the~~ calculated on a treasury stock method ~~and~~ basis (taking into account (i) approximately 41.8 million basic shares outstanding, (ii) approximately 2.4 million outstanding ~~in the money~~ options~~,~~ with a weighted average exercise price of $36.26, (iii) approximately 2.0 million unvested restricted stock units, (iv) approximately 0.5 million performance stock units and (v) shares issuable upon ~~the~~ conversion of the convertible notes, if applicable) as of September 25, 2023 as set forth in the Internal Data resulted in an implied per share equity value range for Intercept common stock of approximately $11.50 to $17.25, rounded to the nearest $0.25. Centerview then compared this range to the Consideration of $19.00 per share in cash, without interest, to be paid to the holders of Intercept common stock pursuant to the Merger Agreement.”
14. By adding the column and note in bold below to the chart in “Opinion of Intercept’s Financial Advisors — Opinion of Centerview — Selected Precedent Transaction Analysis” on page 40 as follows:
Date Announced	Target	Acquiror	Transaction Value ($mm)(1)	EV / 2-Year Forward Revenue Multiple
Jun-23	Paratek Pharmaceuticals, Inc.	Gurnet Point Capital and Novo Holdings A/S	392	1.8x
Jan-23	Amryt Pharma Plc	Chiesi Farmaceutici S.p.A	1,252	3.0x
Aug-22	Aerie Pharmaceuticals, Inc.	Alcon AG	902	4.3x
Jul-22	La Jolla Pharmaceutical Company	Innoviva, Inc.	149	2.1x
Jun-22	Radius Health, Inc.	Gurnet Point Capital and Patient Square Capital	840	3.0x
Feb-22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	550	2.1x
Oct-21	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	432	3.3x
Oct-21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	588	2.7x
Oct-20	AMAG Pharmaceuticals, Inc.	Covis Group S.à r.l	647	2.8x
Median				2.8x

(1)
Based on upfront transaction value, excluding additional contingent consideration.

15. By deleting the struck through text and adding the bold text in the paragraph under “Opinion of Intercept’s Financial Advisors — Opinion of Centerview — Selected Precedent Transaction Analysis” in the third full paragraph page 41 as follows:
“Applying this reference range of EV / 2-Year Forward Revenue Multiples to Intercept’s estimated two-year forward revenue of $348 million as set forth in the September Projections, and adding to it Intercept’s estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding shares of Intercept common stock ~~(determined using the~~ calculated on a treasury stock method ~~and~~ basis (taking into account (i) approximately 41.8 million basic shares outstanding, (ii) approximately 2.4 million outstanding ~~in the money~~ options~~,~~ with a weighted average exercise price of $36.26, (iii) approximately 2.0 million unvested restricted stock units, (iv) approximately 0.5 million performance stock units~~,~~ and (v) shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for Intercept common stock of approximately $15.50 to $22.50, rounded to the nearest $0.25. Centerview then compared this range to the Consideration of $19.00 per share in cash, without interest, to be paid to the holders of Intercept common stock pursuant to the Merger Agreement.”
16. By deleting the struck through text and adding the bold text in the paragraph under “Opinion of Intercept’s Financial Advisors — Opinion of Centerview — Discounted Cash Flow Analysis” in the fifth full paragraph on page 41 as follows:
“In performing this analysis, ~~Intercept~~ Centerview calculated a range of equity values for Intercept common stock by (a) discounting to present value as of September 30, 2023 using discount rates ranging from 10.5% to 12.5% (based on Centerview’s analysis of Intercept’s weighted average cost of capital, which was calculated using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including target capital structure, levered and unlevered betas for comparable group companies, tax rates, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Intercept over the period beginning on October 1, 2023 and ending on December 31, 2042, as set forth in the September Projections, (ii) an implied terminal value of Intercept, calculated by Centerview by assuming that (as directed by Intercept management) Intercept’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 40% year over year, and (iii) tax savings from usage of Intercept’s federal net operating losses of $303 million as of December 31, 2022 and future losses, as set forth in the September Projections and (b) adding to the foregoing results Intercept’s estimated net cash balance of $74 million (adjusted for the conversion of the convertible notes, if applicable) as of September 30, 2023, each as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by Intercept’s fully diluted outstanding shares of Intercept common stock calculated on a treasury stock method basis (taking into account (i) approximately 41.8 million basic shares outstanding, (ii) approximately 2.4 million outstanding ~~in the money~~ options~~,~~ with a weighted average exercise price of $36.26, (iii) approximately 2.0 million unvested restricted stock units, (iv) approximately 0.5 million performance stock units and(v) shares issuable upon conversion of the convertible notes, if applicable) as of September 25, 2023 and as set forth in the Internal Data resulting in an implied per share equity value range for Intercept common stock of approximately $17.50 to $19.25, rounded to the nearest $0.25. Centerview then compared this range to the Consideration of $19.00 per share in cash, without interest, to be paid to the holders of Intercept common stock pursuant to the Merger Agreement.”
17. By deleting the struck through text and adding the bold text in paragraph under “Opinion of Intercept’s Financial Advisors — Opinion of Centerview — Other Factors” in the third full paragraph on page 42 as follows:

•
“Analyst Price Target Analysis. Centerview reviewed stock price targets for Intercept common stock prepared and published in 16 publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Intercept ranging from $10.00 to $20.00 per share, with a median price target of $14.00 per share.”

ITEM 8.   ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The following paragraphs replace in its entirety the paragraph under the heading “Legal Proceedings” on page 49:
“As of October 26, 2023, four complaints have been filed in federal court, each relating to the Offer and the transactions contemplated by the Merger Agreement. On October 13, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the District of Delaware against Intercept and its directors, captioned Walsh v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-01153 (which we refer to as the “Walsh Complaint”). Also on October 13, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the Southern District of New York against Intercept and its directors, captioned O’Dell v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-09052 (which we refer to as the “O’Dell Complaint”). On October 17, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the Southern District of New York against Intercept and its directors, captioned Dickerson v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-09121 (which we refer to as the “Dickerson Complaint”). On October 19, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the District of Delaware against Intercept and its directors, captioned Clark v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-01180 (which we refer to as the “Clark Complaint”).
The Walsh Complaint, O’Dell Complaint, Dickerson Complaint, and Clark Complaint allege that the Solicitation/Recommendation Statement issued in connection with the Offer and the transactions contemplated by the Merger Agreement omits material information or contains misleading disclosures and that, as a result, the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act.
The complaints seek, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescission or rescissory damages in the event the transactions contemplated by the Merger Agreement have been implemented, (iii) dissemination of a Solicitation/Recommendation Statement that does not omit material information or contain any misleading disclosures, (iv) an award of damages that plaintiff suffered as a result of the defendant’s purported wrongdoings, and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.
Intercept believes the claims asserted in each of the complaints are without merit.
As of October 26, 2023, one complaint has been filed in a New Jersey state court relating to the Offer and the transactions contemplated by the Merger Agreement. On October 23, 2023, a purported stockholder of Intercept filed a lawsuit in the Morris County Superior Court of New Jersey against Intercept, its directors, Purchaser, and Alfasigma, captioned Haltman v. Akkaraju, et al., Case No. MRS-C-000085-23 (which we refer to as the “Haltman Complaint”).
The Haltman Complaint alleges that the Solicitation/Recommendation Statement issued in connection with the Offer and the transactions contemplated by the Merger Agreement omits material information or contains misleading disclosures and that, as a result, the defendants violated Section 49:3-71 of the New Jersey Statutes and New Jersey common law.
The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) a declaration that Alfasigma and Purchaser violated Section 49:3-71 of the New Jersey Statutes, and (iii) dissemination of a Solicitation/Recommendation Statement that makes corrective and complete disclosures. On

October 25, 2023, the plaintiff filed a motion seeking to enjoin preliminarily the closing of the Offer pending the making of allegedly correct and complete disclosures.
Intercept believes the claims asserted in this complaint are without merit.
Additional lawsuits may be filed against Intercept and/or the Intercept Board in connection with the Offer and the transactions contemplated by the Merger Agreement, the Schedule TO and this Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, Intercept will not necessarily announce such additional filings.”
ITEM 8.   EXHIBITS
Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:
(a)(5)(K) Press Release issued by Alfasigma S.p.A., dated October 26, 2023 (incorporated by reference to Exhibit (a)(5)(iv) to the Tender Offer Statement on the Schedule TO)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 30, 2023
Intercept Pharmaceuticals, Inc.
By:
/s/ Jerome Durso

Name: Jerome Durso
Title:   President and Chief Executive Officer